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                                                                       Exhibit 1

            Whirlpool Corporation Takes Significant Steps to Extend Global Leadership Position and Improve Operating Performance

     BENTON HARBOR, Mich. -- Sept. 18, 1997 -- Whirlpool Corporation (NYSE: WHR) today announced several significant steps to extend the company's global major home appliance leadership position, as well as to fundamentally change the economics of its business structure worldwide. They include the following:

  . acquiring the controlling interest in Brasmotor S.A., the company's Latin American affiliate operations, for $217 million;
  . electing H. Miguel Etchenique, chairman and CEO of Brasmotor S.A., to Whirlpool's Board of Directors;
  . selling the inventory and consumer financing business and certain other assets of Whirlpool Financial Corporation, which will have a positive impact of about 53 cents per share when completed; and
  . eliminating about 4,700 positions in Asia, Europe and North America, increasing efficiencies in European operations through product consolidation and facility closings, while seeking strategic alliances or other alternatives for two Chinese joint ventures. A pre-tax charge of approximately $350 million will be taken against third-quarter earnings, resulting in about $180 million of annual savings when fully implemented in year 2000.

     Whirlpool Chairman and Chief Executive Officer David R. Whitwam said, "We have made outstanding progress over the last several years in building our position as the global leader in the major home appliance business, with a strong presence in North America, Europe, Latin America and Asia. We have established the global reach and structure that our strategies outlined. Today, we are taking steps to further refine and strengthen our global network, improve our operating performance and align the organization with the marketplace realities of our industry."

Acquires controlling interest in Latin American operations:

     The company has reached a definitive agreement to purchase a controlling interest in Brasmotor S.A. in Brazil. This transaction will involve the purchase of approximately 33 percent of Brasmotor's voting shares, as well as preferred or non-voting shares, now held by Bradesco, Brazil's largest private bank.

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The shares, combined with Whirlpool's existing 33 percent voting share holdings in the company, extend Whirlpool's position to 66 percent of Brasmotor's voting shares. The purchase price for the transaction totaled $217 million.

     Brasmotor S.A. is the holding company that controls Multibras S.A. Eletrodomesticos, an approximately $2 billion appliance company with the leading market share position in Latin America, and Embraco, the world's second largest hermetic compressor manufacturer, which supplies compressors to the leading manufacturers of refrigeration systems worldwide, including Whirlpool and Multibras S.A.

     According to Whitwam, the purchase of controlling interest in Brasmotor S.A. is an "important step in further integrating the Latin American businesses into Whirlpool's global strategy and strengthens Whirlpool's position throughout the region." Latin America is expected to have high growth in the major appliance industry well into the next century.

     "For the past 40 years, we have relied on Miguel Etchenique's leadership as chairman and CEO of Brasmotor to create this successful venture and will continue to do so going forward. We deeply value our partnership and think this is the next logical step to remain competitive. This is especially true given the changing landscape within the industry, such as the increased competition from other global players in the region."

H. Miguel Etchenique elected to Whirlpool Corporation Board of Directors:

     Whirlpool Corporation's board of directors expanded to 13 members with the election of H. Miguel Etchenique to a board seat effective December 1997. Etchenique is also chairman of the board and CEO of Brasmotor S.A.

     "Miguel has developed Brasmotor S.A. into the leading white goods manufacturer in Latin America," said Whitwam. "Whirlpool will benefit from both his insight and leadership in the home appliance industry, especially as we move to more fully integrate our Latin American operations. "

     Etchenique also serves as a member of the International Council of J. P. Morgan, as well as a director of a number of major Brazilian corporations and business associations. He holds an industrial engineering degree from the University of Maryland and resides in Sao Paulo, Brazil.

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Refines execution of Asian strategy:

     The company is exploring strategic alliances and other alternatives for two of its Chinese appliance joint ventures: Beijing Whirlpool Snowflake Electric Appliance and Shenzhen Whirlpool Raybo, which manufacture refrigerators and air conditioners, respectively. In addition, the company will reduce regional costs by integrating most of the support activities into a broader global network and will realign its sales organizations. These actions will be included in the charge.

     "These refinements will reduce the cost structure, are currently expected to improve the region's business performance to a profitable level in 1998 and allow us to build a more focused business foundation for this important region," said Whitwam. "We are committed to doing business in China, and in the future, Whirlpool will focus its manufacturing efforts on two remaining Chinese joint ventures, Whirlpool Shanghai Narcissus, which produces laundry equipment, and Whirlpool Shunde SMC, which manufactures microwave ovens."

     "The remaining majority-owned joint ventures in China, along with a successful sales subsidiary in Hong Kong, will be the core of our mainland Chinese operations going forward. With these Chinese operations, Whirlpool of India and our highly competitive sales companies and distributors throughout the region, Whirlpool will have a solid business portfolio in Asia poised to create value in the short and long term," added Whitwam.

Fundamentally changes cost structure:

     The charge of approximately $350 million will include the elimination of approximately 4,700 positions throughout North America, Europe and Asia, through the consolidation of various manufacturing, service and support activities and facilities, and the disposition of certain non-performing assets. The company currently employs about 46,000 worldwide.

     The after-tax cash cost of about $180 million will be spent primarily in 1998 and 1999, and will result in annualized savings of about $180 million when fully implemented in year 2000. The charge will have a $3.38 per share negative effect against 1997 third-quarter earnings. Approximately one-half of the charge will be for European activities; another third will apply to activities in Asia, with the balance associated with North American actions.

     "While difficult, these changes are necessary to reach the level of operating performance our employees, customers and shareholders expect. We won't be releasing any more details until we have had an opportunity to explain them more fully to our employees and other appropriate parties," said Whitwam. "These actions align Whirlpool cost structures with its business requirements, the competitive realities of the home appliance industry worldwide and our commitment to improving shareholder value."


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Moves to create more strategic opportunity for the Whirlpool Financial
Corporation business (WFC):

     Whirlpool has reached an agreement to enter into a strategic partnership with Transamerica Corporation to provide financing services to Whirlpool's trade partners and customers. As part of this move, Whirlpool will sell the inventory and consumer financing business of WFC, its financial subsidiary, to Transamerica for approximately a 14 percent premium on book value. In addition, the company will be selling the majority of WFC's aerospace business and providing a reserve for the remainder of that portfolio. These transactions will generate after-tax proceeds of approximately $1.6 billion, or about $300 million after repayment of debt, and have a positive impact of about 53 cents per share when completed.

     Whitwam said, "This transaction gives the WFC business more flexibility for future growth as part of a financial services company, while maintaining an ongoing strategic relationship with Whirlpool through Transamerica."

     The WFC and Latin American transactions, which are pending appropriate governmental approval, are expected to be completed in the fourth quarter of 1997.

     Whitwam concluded, "The important and strategic decisions announced today will better position the company for improved business performance in the short term and strengthen the company's capacity to continue to grow its global leadership position in the future."

     Whirlpool Corporation is the world's leading manufacturer and marketer of major home appliances. Headquartered in Benton Harbor, the company manufactures in 13 countries and markets products under 11 major brand names in about 140 countries.

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 North America            Europe           Latin America            Asia
 -------------            ------           -------------            ----
Christopher Wyse        Nick Miles        Rodolfo Guttilla      Lynne Reaves
  616-923-3417        39-332-758-195      55-11-3039-5563      8-522-845-1008